UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Hyzon Motors Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

44951Y102

(CUSIP Number)

Zhijun “George” Gu

c/o Horizon Fuel Cell Technologies Pte. Ltd.

48 Toh Guan Road East

#05-124 Enterprise Hub

608586 Singapore

(630) 457-8618

(Name, address and telephone number of person

authorized to receive notices and communications)

Copies to:

Eric M. Hellige, Esq.
c/o Pryor Cashman LLP
7 Times Square, 40th Floor
New York, NY 10036
Tel: (212) 326-0846

July 9, 2024

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Horizon Fuel Cell Technologies Pte. Ltd. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,201,147 Shares (2) (3)
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 54,201,147 (2) (3)
	10	SHARED DISPOSITIVE POWER 0 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,201,147 Shares (2) (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.9% (4)
14	TYPE OF REPORTING PERSON OO (5)

(1)	Hymas Pte. Ltd. (“Hymas”) is the beneficial holder of 31,891,580 of the shares of Class A Common Stock, par value $0.0001 per share (“Shares”), of Hyzon Motors Inc. (the “Company”) reported herein. Hymas is 75.83% owned indirectly by Horizon Fuel Cell Technologies Pte. Ltd. (“Horizon”), through its subsidiaries, including Jiangsu Horizon New Energy Technologies Co. Ltd., a company incorporated under the laws of the People’s Republic of China (“JS Horizon”), and Horizon Fuel Cell Technology (Hong Kong) Ltd., a company incorporated under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China (“HFCT HK”). Horizon, by reason of its ownership of 61.86% of the voting securities of JS Horizon, JS Horizon’s ownership of 100% of the voting securities of HFCT HK, and HFCT HK’s ownership of 100% of the voting securities of Hymas, ultimately has the right to elect or appoint the members of the governing body of Hymas and, therefore, to direct the management and policies of Hymas. As a result, Horizon has voting and investment power over the securities of the Company held of record by Hymas. Such powers are vested in the Board of Directors of Horizon. Horizon disclaims beneficial ownership of the securities reported herein, except to the extent of its pecuniary interest therein.

(2)	Includes 54,201,147 Shares of the Company, but does not include 17,956,042 Earnout Shares (as such term is defined in that certain Business Combination Agreement and Plan of Reorganization, dated as of February 8, 2021 (the “Business Combination Agreement”), by and among the Company, DCRB Merger Sub Inc., a wholly owned subsidiary of the Company, and Hyzon Motors USA Inc.) that are issuable to each person eligible to receive such Earnout Shares pursuant to the Business Combination Agreement (assuming no forfeiture by other Eligible Company Equityholders (as such term is defined in the Business Combination Agreement) of unexercised Company Options (as such term is defined in the Business Combination Agreement) or unvested Company RSUs (as such term is defined in the Business Combination Agreement) was finally determined). Pursuant to the Business Combination Agreement, (i) 38.71% of the Earnout Shares will be issuable if, prior to July 16, 2026, (a) the last reported Share price for at least 20 of any 30 consecutive trading days is at least $18.00 per Share, or (b) the Company consummates a transaction resulting in its stockholders having the right to receive consideration implying a value per Share of at least $18.00; (ii) 38.71% of the Earnout Shares will be issuable if, prior to July 16, 2026, (a) the last reported share price of the Shares for at least 20 of any 30 consecutive trading days is at least $20.00 per Share, or (b) the Company consummates a transaction resulting in its stockholders having the right to receive consideration implying a value per Share of at least $20.00; and (iii) 22.58% of the Earnout Shares will be issuable if, prior to July 16, 2026, (a) the last reported Share price for at least 20 of any 30 consecutive trading days is at least $35.00 per Share, or (b) the Company consummates a transaction resulting in its stockholders having the right to receive consideration implying a value per Share of at least $35.00.

(3)	Includes (i) 22,206,799 Shares underlying call options agreements with certain securityholders of Horizon pursuant to which such securityholders have the right to purchase Shares from Horizon and (ii) 102,768 Shares underlying a class of tracking stock intended to track financial performance of Shares (“T-Shares”) owned by certain securityholders of Horizon, all of which were sold pursuant to a restructuring that Horizon completed on December 20, 2023 (the “Restructuring”).

(4)	Based on 247,396,641 Shares issued and outstanding as of June 14, 2024, as reported in the Company’s Supplement to Definitive Proxy Statement dated June 24, 2024, filed with the United States Securities and Exchange Commission on July 2, 2024.

(5)	A company limited by shares organized under the laws of the Republic of Singapore.

1	NAME OF REPORTING PERSONS Hymas Pte. Ltd. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,891,580 Shares (2)
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 31,891,580 (2)
	10	SHARED DISPOSITIVE POWER 0 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,891,580 Shares (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9% (3)
14	TYPE OF REPORTING PERSON OO (4)

(1)	See footnote (1) to the table describing Horizon’s beneficial ownership above.

(2)	See footnote (2) to the table describing Horizon’s beneficial ownership above.

(3)	Based on 247,396,641 Shares issued and outstanding as of June 14, 2024, as reported in the Company’s Supplement to Definitive Proxy Statement dated June 24, 2024, filed with the United States Securities and Exchange Commission on July 2, 2024.

(4)	A company limited by shares organized under the laws of the Republic of Singapore.

1	NAME OF REPORTING PERSONS Zhijun “George” Gu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,247,654 Shares (1)
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 21,247,654 Shares (1)
	10	SHARED DISPOSITIVE POWER 0 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,247,654 Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 5,537,500 Shares issuable upon the exercise of vested employee stock options granted under the Hyzon Motors Inc. 2020 Stock Incentive Plan (the “Plan”) on November 12, 2020. Of the securities reported herein, 1,866,109 Shares are owned directly by Catalyst GZJ Holdings Limited, a British Virgin Islands business company (“Catalyst”). As the sole shareholder of Catalyst, Mr. Gu may be deemed to beneficially own the securities of the Issuer held by Catalyst. Mr. Gu disclaims beneficial ownership of the securities reported herein, except to the extent of his pecuniary interest therein.
(2)	Based on 247,396,641 Shares issued and outstanding as of June 14, 2024, as reported in the Company’s Supplement to Definitive Proxy Statement dated June 24, 2024, filed with the United States Securities and Exchange Commission on July 2, 2024, plus 5,537,500 shares issuable upon the exercise of vested employee stock options granted to Mr. Gu under the Plan.

ITEM 1. Security and Issuer.

This eighth amendment (the “Eighth Amendment”) to the original Schedule 13D, which was filed on September 21, 2021 (the “Original Schedule 13D”) and amended on January 11, 2023 (the “First Amendment”), on March 30, 2023 (the “Second Amendment”), on December 22, 2023 (the “Third Amendment”), on January 8, 2024 (the “Fourth Amendment”), on January 29, 2024 (the “Fifth Amendment”), on February 8, 2024 (the “Sixth Amendment”), and on May 16, 2024 (the “Seventh Amendment”) relates to the Class A Common Stock, par value $0.0001 per share (the “Shares”) of Hyzon Motors Inc. (the “Company”). The Company’s principal executive office is located at 475 Quaker Meeting House Road, Honeoye Falls, New York 14472.

ITEM 2. Identity and Background.

(a) This Eighth Amendment is filed jointly by Horizon Fuel Cell Technologies Pte. Ltd., a company incorporated under the laws of the Republic of Singapore, Hymas Pte. Ltd., a company incorporated under the laws of the Republic of Singapore, and Mr. Zhijun “George” Gu. Horizon, which indirectly owns 75.83% of Hymas through its subsidiaries, may be deemed to beneficially own the securities of the Company held directly by Hymas. Horizon, Hymas and Mr. Gu (collectively, the “Reporting Persons”) disclaim beneficial ownership of the securities reported herein, except to the extent of their pecuniary interest therein. The amended joint filing agreement of the Reporting Persons was filed as Exhibit 7 to the Fourth Amendment.

(b) The address for Horizon is 48 Toh Guan Road East, #05-124 Enterprise Hub 608586, Singapore.

The address for Hymas is c/o Horizon Fuel Cell Technologies Pte. Ltd., 48 Toh Guan Road East, #05-124 Enterprise Hub 608586, Singapore.

The address for Mr. Gu is c/o Horizon Fuel Cell Technologies Pte. Ltd., 48 Toh Guan Road East, #05-124 Enterprise Hub 608586, Singapore.

(c) Mr. Gu is the Chairman of Horizon.

(d)-(e) During the five years preceding the date of this filing, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Gu is a citizen of the People’s Republic of China.

ITEM 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons originally received the Shares reported in the Original Schedule 13D as result of the transactions described in the Business Combination Agreement. Except for certain nominal consideration paid by certain Reporting Persons in connection with the Restructuring, the Reporting Persons have not paid any funds or other consideration to acquire the securities reported herein.

ITEM 4. Purpose of Transaction.

The Reporting Persons are filing this Eighth Amendment to report that Horizon has disposed of the Shares underlying 34,722,406 T-Shares, as such T-Shares were redeemed by certain securityholders of Horizon. The aforementioned securityholders of Horizon exchanged their T-Shares for Shares held of record by Horizon on a one-for-one basis.

From time to time, the Reporting Persons may acquire beneficial ownership of additional securities of the Company, by purchase or otherwise, including additional purchases of shares in the open-market from time to time and upon receipt from the Company of future equity compensation awards for which Mr. Gu qualifies, including, but not limited to, stock options and restricted stock units. In addition, from time to time, the Reporting Persons may dispose of all or a portion of the securities of the Company that are beneficially owned by the Reporting Persons.

Other than as described above, the Reporting Persons do not have any plan or proposal that relate to or would result in any of the transactions involving the Company described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

The percentages used in this filing are calculated based on the number of outstanding Shares, 247,396,641, reported as of June 14, 2024, in the Issuer’s Supplement to Definitive Proxy Statement dated June 24, 2024, filed with the Securities and Exchange Commission on July 2, 2024, plus, in the case of Mr. Gu’s beneficial ownership calculation, the 5,537,500 Shares issuable upon the exercise of vested employee stock options granted to Mr. Gu under the Plan.

Horizon

(a)	Aggregate number of shares beneficially owned: 54,201,147 (Includes 31,891,580 Shares owned by Hymas)

Percentage: 21.9%

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 54,201,147

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 54,201,147

(iv)	Shared power to dispose or to direct the disposition of: 0

(c)	Transactions effected during the past sixty days:

Other than pursuant to the transactions described in the Fourth Amendment and Fifth Amendment, which are incorporated herein by reference, the Reporting Person has not acquired or disposed of any Shares during the past sixty days.

(d)	Right to dividends or proceeds of sale: None.

(e)	Not applicable.

Hymas

(a)	Aggregate number of shares beneficially owned:

Percentage: 12.9%

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 31,891,580

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 31,891,580

(iv)	Shared power to dispose or to direct the disposition of: 0

(c)	Transactions effected during the past sixty days:

Other than pursuant to the transactions described in the Fourth Amendment and Fifth Amendment, which are incorporated herein by reference, the Reporting Person has not acquired or disposed of any Shares during the past sixty days.

(d)	Right to dividends or proceeds of sale: None.

(e)	Not applicable.

Zhijun “George” Gu

(a)	Aggregate number of shares beneficially owned:

Percentage: 8.4%

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: 21,247,654

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 21,247,654

(iv)	Shared power to dispose or to direct the disposition of: 0

(c)	Transactions effected during the past sixty days:

Other than pursuant to the transactions described in the Fourth Amendment, which are incorporated herein by reference, the Reporting Person has not acquired or disposed of any Shares during the past sixty days.

(d)	Right to dividends or proceeds of sale: None.

(e)	Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 24, 2024, Hymas and Hymas Technologies Limited, a British Virgin Islands business company and wholly-owned subsidiary of Hymas (“Hymas Technologies Limited”), entered into an assignment agreement (the “Assignment Agreement”) pursuant to which Hymas agreed to transfer record ownership of 20,908,209 Shares to Hymas Technologies Limited. Hymas, as the sole shareholder of Hymas Technologies Limited, remains the beneficial owner of any Shares held of record by Hymas Technologies Limited. The Assignment Agreement was filed as Exhibit 10 to this Seventh Amendment.

On May 1, 2024, Hymas Technologies Limited and Theodore H. Swindells (the “Nominee”) entered into a Nominee Agreement (the “Nominee Agreement”) pursuant to which Hymas Technologies Limited agreed to transfer record ownership of 2,450,000 Shares (the “Nominee Shares) to the Nominee, who has agreed to sell such Nominee Shares on behalf of Hymas Technologies Limited as the nominee of Hymas Technologies Limited. Hymas, as the sole shareholder of Hymas Technologies Limited, remains the beneficial owner of any Nominee Shares held of record by the Nominee. The Nominee Agreement was filed as Exhibit 11 to the Seventh Amendment.

On June 26, 2024, the Company filed a definitive prospectus dated June 26, 2024 (the “Prospectus”) with the Securities and Exchange Commission pursuant to which 19,620,185 Shares owned by Hymas Technologies Limited may be offered and sold, as described in the Prospectus.

Except as set forth in this Eighth Amendment, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person, with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement, dated December, 22, 2023, filed with the Third Amendment.
2	Form of Option Agreement for the Hymas Call Options, filed with the Third Amendment.
3	Form of Option Agreement for the HFTC Call Options, filed with the Third Amendment.
4	Form of Stock Sale Agreement by and between Hymas and Horizon, filed with the Third Amendment.
5	Form of Stock Sale Agreement for Option Holders, filed with the Third Amendment.
6	Form of Subscription Agreement, filed with the Third Amendment.
7	Amended Joint Filing Agreement, dated January 8, 2024, filed with the Fourth Amendment.
8	Nominee Agreement, dated December 28, 2023, filed with the Fifth Amendment.
9	Stock Purchase Agreement, dated February 6, 2024, filed with the Sixth Amendment.
10	Assignment Agreement, dated April 24, 2024, filed with the Seventh Amendment.
11	Nominee Agreement, dated May 1, 2024, filed Seventh Amendment.
12	Prospectus (incorporated by reference to the Company’s Form 424B3 filed with the Securities and Exchange Commission on June 26, 2024).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Horizon Fuel Cell Technologies Pte. Ltd.

Dated: July 11, 2024	By:	/s/ Chi Zhang
	Name:	Chi Zhang
	Title:	Chief Executive Officer

Hymas Pte. Ltd.

Dated: July 11, 2024	By:	/s/ Theodore H. Swindells
	Name:	Theodore H. Swindells
	Title:	Director

Zhijun Gu

Dated: July 11, 2024	By:	/s/ Zhijun Gu